April 17, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attn: Jim Allegretto, Senior Assistant Chief Accountant

Re:	Comment Letter Dated April 4, 2017
Schnitzer Steel Industries, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed October 25, 2016
File No. 0-22496

Dear Mr. Allegretto:

Schnitzer Steel Industries, Inc. (“SSI” or the “Company”) submits this letter in response to a comment (“Comment”) from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 4, 2017, related to the above-referenced Form 10-K and other Company disclosures as referenced in the Staff’s Comment.

For the Staff’s convenience, the Company has restated the Comment below in bold.

Non-GAAP Financial Measures, page 47

1.
Please explain to us why your presentation of adjusted operating income (loss), adjusted net income (loss) from continuing operations, adjusted diluted earnings per share and Adjusted EBITDA excluding the impact of the resale or modification of certain previously contracted shipments, net of recoveries, does not represent an individually tailored measurement method substituted for that of GAAP. Additionally, please address why your presentation of Adjusted Operating Income (Loss) Excluding Estimated Average Inventory Accounting does not also represent an individually tailored measurement method. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your quarterly report for the period ended November 30, 2016, press releases and conference call presentation slides.

Response
Resale or modification of previously contracted shipments, net of recoveries
In the first and second quarters of fiscal year 2015, as a result of certain customers not fulfilling their contractual obligations during a period of sharp and rapid declines in recycled metal prices, the Company resold or modified the terms, each at significantly lower prices, of certain previously contracted ferrous recycled metal bulk shipments scheduled for delivery during those quarterly periods. The Company had not experienced similar occurrences with respect to its contracts for the bulk sale of ferrous recycled metal during the prior six years, and no similar events have occurred subsequently. With the objective of improving the period-to-period comparability of the Company’s results from its underlying business operations, the Company excluded the adverse impact to its operating results associated with these distinct events and transactions from the applicable non-GAAP financial measures for fiscal 2015, including interim periods within that fiscal year.

The Company subsequently entered into a legal settlement with one of the original contract parties, the terms of which stipulate installment payments in cash by that party to the Company over a period of time. Beginning in the third quarter of fiscal 2016, the Company received cash payments resulting from the settlement, which for financial reporting purposes are recognized by the

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Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804

Company in the period the payment is received. The Company excluded the positive impact to its operating results from such recoveries from the applicable non-GAAP financial measures in the periods they were recognized in order to be consistent with the Staff’s guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (“C&DI”), Questions 100.02 and 100.03, which suggest that it may not be appropriate to exclude the detrimental impact related to a particular event or transaction but not the related gains, or to present a measure inconsistently between periods.

In the Company’s view, this exclusion in certain non-GAAP financial measures did not represent a substitution of an individually tailored recognition and measurement method for that of GAAP, as described in C&DI Question 100.04, as the excluded item reflected the financial impact of discrete events and transactions included in the Company’s GAAP results, as opposed to an alternative measurement methodology resulting in a shift of the timing of earnings recognition among reporting periods.

The remaining installment payments under the existing settlement are scheduled to be received within the next two fiscal quarters, and the Company does not expect the impact of these recoveries will be material to its results of operations. Accordingly, the Company believes that excluding the positive impact of these near-term recoveries from the applicable non-GAAP financial measures would be consistent with the Staff’s guidance in C&DI Questions 100.02 and 100.03, as discussed above. The Company acknowledges the Staff’s Comment and will take into account the updated guidance in the C&DI and the Staff’s Comment when assessing the impact of similar events, if any were to occur in the future.

Estimated Impact from Average Inventory Accounting
The Company accounts for the cost of its scrap metal inventory using the average cost method. In periods of rising or falling market selling prices for its processed metal products, the Company seeks to increase or decrease the price it offers for the purchase of unprocessed scrap metal in order to maximize the spread between processed metal selling prices and purchase prices for unprocessed scrap metal (“metal spread”). This metal spread is a key metric used by management to evaluate the performance of the Company’s business operations and is a common key performance indicator in the scrap metal industry.

Due to the effects of the average cost method, primarily in periods of sharp volatility in market prices, the cost of goods sold recognized in earnings during a period does not necessarily reflect the purchase price paid for unprocessed scrap metal during that period. Specifically, due to the impact of the cost of existing beginning inventory on the calculation of cost of goods sold recognized during the period, changes in the cost of processed metal sold lag the changes in purchase prices for unprocessed scrap metal, thus generally impacting the Company’s operating results positively in periods of rising market prices and negatively in periods of falling market prices for scrap metal. During periods of market price volatility, the Company’s GAAP operating results can be significantly impacted by this aforementioned lag regardless of the Company’s ability to manage the underlying metal spread. This effect is referred to as the estimated impact from average inventory accounting.

Excluding the estimated impact from average inventory accounting provides the Company’s management, and its analysts and investors, with additional information and more transparency regarding the underlying trend of business performance driven by metal spread changes without the impact of the lag created by the use of the average cost method in the recognition of the cost of goods sold. In addition, the Company’s presentation of adjusted operating income (loss) excluding the estimated impact from average inventory accounting, along with other information and discussion of GAAP measures accompanying this presentation, facilitates the comparison of its operating performance from period-to-period. The importance and usefulness to investors of this non-GAAP financial measure are apparent in the prevalence of analyst inquiries regarding the estimated impact from average inventory accounting during the Company’s quarterly earnings calls.

In the Company’s view, this exclusion does not represent a substitution of an individually tailored recognition and measurement method for that of GAAP. Rather, this adjustment excludes the impact of this discrete item on a specific period which helps to illustrate the impact, or lack thereof, of that particular item on the period. Moreover, this non-GAAP measure is presented each period using a consistent calculation methodology regardless of whether the adjustment has a positive or negative impact on the Company’s results.

Consistent with our current practice and taking into account the Staff’s Comment and updated C&DI, the Company acknowledges that it will only use this exclusion in the limited context of providing an additional data point in the form of a non-GAAP measure to facilitate the comparison of its operating income from period-to-period and will continue to refrain from making this adjustment when presenting other non-GAAP measures such as adjusted earnings per share or adjusted EBITDA.

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Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804

Thank you for your letter and we hope that the foregoing has been responsive to the Staff’s Comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (503) 323-2773.

Sincerely,

Schnitzer Steel Industries, Inc.

/s/ Richard D. Peach

Richard D. Peach
Senior Vice President, Chief Financial Officer and Chief of Corporate Operations

cc: Peter B. Saba, Senior Vice President, General Counsel and Corporate Secretary

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Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804